UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	⊠	Form 40-F	⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	⃞	No	⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	⃞	No	⊠

Central Puerto: Strengthened Portfolio and US$ 545 Million Additional Cash Flow from FONINVEMEM Receivables

BUENOS AIRES, Argentina--(BUSINESS WIRE)--May 14, 2018--Central Puerto S.A. (“Central Puerto” or the “Company”) (NYSE:CEPU), the largest private sector power generation company in Argentina, as measured by generated power, reports its consolidated financial results for the three-month period ended March 31, 2018 (“First Quarter” or “1Q2018”).

A conference call to discuss 1Q2018 financial results will be held on May 15, 2018 at 12:00 p.m. Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

All figures are expressed in Argentinean Pesos and growth comparisons refer to the same period of the prior year, except when otherwise specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements and the notes to those statements for the quarter ended March 31, 2018, which will be available on the Company’s website.

A. First Quarter 2018 Highlights

Conventional energy

Strengthened portfolio: In March 2018, the Vuelta de Obligado plant (CVO) received approval for commercial operation with an installed capacity of the 779 MW (the “Commercial Operations Approval of CVO Plant”). The Company is the largest private player in the operating companies of the FONINVEMEM (FONI) plants (totaling 2,554 MW).

US$ 545 million in receivables to be collected starting in 2018: FONI receivables associated to CVO accrue interest at 30-day LIBOR + 5% and will be collected in 120 monthly installments. This transaction resulted in a one-time gain of Ps. 7,959 million increasing 1Q2018 Adjusted EBITDA 21x to Ps. 9,683 million.

Adjusted EBITDA increased 295% when excluding the effect of the Commercial Operations Approval of CVO Plant in Other Operating Results: Adjusted EBITDA increased to Ps. 1,724 million after a 63% increase in Revenues, and a 18 p.p. increase in Gross Profit Margins, and despite a 10% temporary decrease in production explained by a scheduled maintenance of the Puerto Combined Cycle Plant in mid-March.

Strong Balance Sheet to fund existing and new growth opportunities: 1,252% increase in Cash and Cash Equivalents to Ps. 1,203 million and 112% increase in Current Financial Assets to Ps. 2,359 million, both as of March 31, 2018, when compared to December 31, 2017.

“We started 2018 with a strengthened position both in the operational and financial front. The approval of commercial operations of Vuelta de Obligado Plant gave us access to a 10-year cash flow that will contribute to our self-funded growth opportunities. In addition, we have increased our recurring EBITDA about 300% and increased our liquidity by more than 190%. With focus on our long-term strategy, we are consistently increasing our asset base and constantly participating of new bidding rounds monitoring adding –value alternatives for our shareholders."

Jorge Rauber, CEO Central Puerto

Renewable Energy

High degree of progress in Achiras I and La Castellana construction in 1Q2018: Projects remain within budget and the wind farms, with an installed capacity of 147 MW, will be fully operational during June and July 2018, respectively.

Disbursement received for La Castellana: First disbursement received from IIC-IFC of US$ 80 million, as a reference Ps. 1,385 million at the exchange rate of the disbursement date, in 15-year loans to finance the construction of La Castellana wind farm and to cancel short-term loans for US$ 50.5 million related to the project. Under the IIC-IFC facility, a project finance structure, Central Puerto agreed, among other things, to fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed by CP La Castellana until the project reaches the project completion date, which we expect will occur 9 months after the commercial operation date (expected to be in July 2018)1. Accordingly, after the project completion date, Central Puerto will be released from its obligation as guarantor.

_________________
[1] For further information on the project finance for La Castellana, see “Item 5.B. Liquidity and Capital Resources—Indebtedness—Loans from the IIC—IFC Facilities” in our annual report on Form 20-F filed with the SEC on April 27, 2018

B. Recent News

Dividends from associates: Dividends of US$ 11.4 million received from TGM, related to YPF claim. Dividends of US$ 6 million received from DGCU (part of Ecogas).

Distribution of cash dividends: A distribution of cash dividends equivalent to Ps. 0.70 per common share, which as a reference equals approximately US$ 0.28 per ADR2, was approved at Central Puerto’s annual ordinary shareholders’ meeting, which was held on April 27, 2018.

Renewable energy

Continuously delivering on capacity growth – New renewable projects for 91 MW: CP Renovables and certain of its subsidiaries were granted dispatch priority to the grid for additional 49 MW in Achiras II wind project and for 42 MW in La Genoveva II wind project, both through MATER II, adding the possibility to sell this new power capacity directly to large users.

Disbursement received for Achiras I: First disbursement received from IIC-IFC3 of US$ 51 million, as a reference Ps. 1023 million at the exchange rate of the disbursement date, in 15-years loans to finance construction of Achiras I wind farm and to cancel short-term loans for US$ 34 million related to the project. Under the IIC-IFC facility, a project finance structure, Central Puerto agreed, among other things, to fully, unconditionally and irrevocably guarantee, as primary obligor, all payment obligations assumed by CP Achiras I until the project reaches the project completion date, which we expect will occur 9 months after the commercial operation date (expected to be in June 2018)4. Accordingly, after the project completion date, Central Puerto will be released from its obligation as guarantor.

_________________
[2] Considering an exchange rate of Ps. 24.99 per US$ as quoted by Banco de la Nación Argentina for wire transfers (“divisas”) as of the date of this press release.
[3] Inter-American Investment Corporation and the International Finance Corporation
[4] For further information on the project finance for Achiras I, see “Item 5.B. Liquidity and Capital Resources—Indebtedness—Loans from the IIC—IFC Facilities” in our annual report on Form 20-F filed with the SEC on April 27, 2018.

C. Main operating metrics

The table below sets forth key operating metrics for 1Q2018, compared to 4Q2017 and 1Q2017:

Key Metrics	1Q 2018	4Q 2017	1Q 2017	Var % (1Q /1Q)
Continuing Operations
Energy Generation (GWh)	3,444	4,039	3,814	(10%)
-Electric Energy Generation -Thermal	2,613	2,455	3,338	(22%)
-Electric Energy Generation - Hydro	831	1583	476	75%
Installed capacity (MW; EoP1)	3,663	3,791	3,791	(3%)
-Installed capacity -Thermal (MW)	2,222	2,350	2,350	(5%)
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%
Availability - Thermal[2]	89%	91%	88%	1 p.p.
Steam production (thousand Tons)	275	289	290	(5%)
[1] EoP refers to “End of Period”
[2] Availability weighted average by power capacity. Off time due to scheduled maintenance agreed with CAMMESA is not included in the ratio.
Source: CAMMESA, company data.

Conventional energy

In 1Q2018, energy generation from continuing operations decreased 10% to 3,444 GWh, compared to 1Q2017, mainly affected by a 22% decrease in thermal generation explained by a scheduled maintenance in Puerto combined cycle plant in mid-March 2018. Programmed maintenance activities will finish in May 2018. The impact in thermal production was temporary and partially offset by a 75% increase in hydro generation due to greater water flow. During 1Q2018, machine availability of thermal units increased to 89%, compared to 88% in 1Q2017, showing a sustained level well above the market average availability for thermal units for the same period of 79%, according to data from CAMMESA. Finally, steam production showed a slight decrease with 275,000 tons produced during 1Q 2018.

Renewable energy

The construction of Achiras I and La Castellana wind farms, projects awarded under the Renovar Program with 48 MW and 99 MW respectively, are within budget and are expected to be fully completed and operational during June and July 2018, respectively. In Achiras I wind farm, located in Cordoba province, all 15 wind turbines (3.2 MW) have been installed and civil work has been completed. The Company is currently working on the connection of the farm to the electricity grid through a 16 km high-voltage power line. In addition, in La Castellana wind farm, located in Buenos Aires province, all 32 wind turbines of 3.15 MW have been installed and civil work has been completed, and we expect it will be shortly connected to the grid through a 35 km high-voltage power line.

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	1Q 2018	4Q 2017	1Q 2017	Var % (1Q/1Q)
Revenues	1,804	1,935	1,107	63%
Cost of sales	(748)	(787)	(657)	14%
Gross profit	1,056	1,149	450	135%
Other operating results, net[2]	8,553	53	(79)	NM
Operating income	9,609	1,202	371	2,488%
Depreciation and Amortization	74	113	65	14%
Adjusted EBITDA[1,2]	9,683	1,315	436	2,121%
[1] See “Disclaimer-Adjusted EBITDA” below for further information.

[2] In 1Q 2018, Other operating results, net includes the increase in the FONINVEMEM receivables due to the Commercial Operations Approval of CVO Plant that amounted to Ps.7,959 million. The Adjusted EBITDA without taking into account this effect would have been Ps.1,724 million, showing a 295% increase compared to 1Q 2017.

Main financial magnitudes of continuing operations (dollar convenience translation)

Million US$	1Q 2018	4Q 2017	1Q 2017	Var % (1Q /1Q)
Revenues	92	110	71	30%
Costs of sales	(38)	(45)	(42)	(9%)
Gross profit	54	65	29	87%
Other operating results, net	435	3	(5)	NM
Operating income	488	68	24	1,961%
Depreciation and Amortization	4	6	4	(9%)
Adjusted EBITDA[1],2	492	75	28	1,669%
Average exchange rate of period	19.68	17.55	15.67	26%
Exchange rate end of period	20.15	18.65	15.39	31%
[1] See “Disclaimer—Adjusted EBITDA” below for further information.
[2] In 1Q 2018, Other operating results, net includes the increase in the FONINVEMEM receivables due to the Commercial Operations Approval of CVO Plant, which amounted Ps. 7,958 million. The Adjusted EBITDA without taking into account this effect would have been US$ 88 million, showing a 215% increase compared to 1Q2017.
NOTE: The calculation of the financial values expressed in US dollars arises from the calculation of the results expressed in Argentine pesos divided by the average of the daily exchange rates quoted by the Banco de la Nación Argentina for wire transfers (divisas) for the relevant period. The translations into US dollars have been made for convenience purposes only. See “Disclaimer—Convenience Translations” below for further information.

Adjusted EBITDA Reconciliation

Million Ps.	1Q 2018	4Q 2017	1Q 2017	Var % (1Q/1Q)
Net income for the period[2]	7,502	1,414	525	1,329%
Financial expenses	264	212	139	90%
Financial income	(155)	(96)	(355)	(56%)
Share of the profit of an associate	(148)	(492)	(14)	957%
Income tax expenses	2,677	227	192	1,294%
Depreciation and amortization	74	113	65	14%
Net income of discontinued operations	(530)	(63)	(116)	357%
Adjusted EBITDA[1,2]	9,683	1,315	436	2,122%
[1] See “Disclaimer—Adjusted EBITDA” below for further information.
[2] In 1Q 2018, Net income for the period and Adjusted EBITDA includes the increase in FONINVEMEM receivables due to the Commercial Operation Approval of the Central Vuelta de Obligado Plant, which amounted to Ps.7,959 million. The Adjusted EBITDA without taking into account this effect would have been Ps. 1,724 million, showing a 295% increase compared to 1Q 2017.

1Q2018 Results Analysis

Revenues from continuing operations increased 63% to Ps. 1,804 million in 1Q2018, as compared to Ps. 1,107 million in 1Q2017. The increase in revenues was mainly driven by: (i) the tariff increase established by Res. 19/17, which set higher prices for energy generation and machine availability and set the prices in US dollars -1Q2018 was the first quarter fully-impacted by this tariff increase-; and (ii) an increase of 26% in the average exchange rate of 1Q2018, as compared to the average exchange rate of 1Q2017, which impacted on tariffs set in US dollars; partially offset by (iii) a 10% decrease in energy generation that reached 3,444 GWh during 1Q2018.

The table below sets forth the tariff scheme for Energia Base effective since November 2017, by source of generation:

	Thermal	Hydro
Capacity payments Res. 19/17[1]	US$ 7,000 per MW per month	US$ 3,000 per MW per month
Energy payments Res. 19/17	US$ 7 per MWh for generation with natural gas US$ 10 per MWh for generation with fuel oil/gas oil	US$ 4.9 per MWh
[1] Effective prices for capacity payment depend on the availability of each unit, and the achievement of the Guaranteed Bid Capacity (DIGO in Spanish) that each generator may send to CAMMESA twice a year. For further details, see “Item 4.B. Business Overview—The Argentine Electric Power Sector—Remuneration Scheme—The Current Remuneration Scheme” in the annual report on Form 20-F filed with the SEC on April 27, 2018.

Adjusted EBITDA reached Ps. 9,683 million in 1Q2018, compared to Ps. 436 million in 1Q2017. This exceptionally high increase was driven by: (i) the increase in revenues mentioned above; (ii) a non-recurrent significant increase in Other Operating Results, net as a consequence of the approval of commercial operations of CVO in March 2018. This key milestone described in (ii) resulted in a one-time gain, before income tax, of Ps. 7,959 million, broken down into Ps. 3,356 million in Interests and Ps. 4,603 million in Exchange Rate Differences; and (iii) a less-than-proportional increase in costs of sales that reached to Ps. 748 million representing 41% of Revenue, compared to 59% in 1Q2017, showing an increase of 18 p.p. in Gross Profit Margin. The increase in the cost of sales was primarily driven by (i) an increase in the natural gas transportation and distribution tariffs, and (ii) a higher cost of natural gas for the units that generate steam or electric energy under the Energía Plus framework, mainly due to an increase of 26% in the average exchange rate of 1Q2018, as compared to the average exchange rate of 1Q2017, which impacted on the dollar-denominated price of this fuel.

Adjusted EBITDA increased 295% to Ps. 1,724 million in 1Q2018 (excluding the effect of the Commercial Operations Approval of CVO Plant in Other Operating Results), compared to Ps. 438 million in 1Q2017. The increase was driven by: (i) the increase in revenues and (ii) an increase in Gross Profit Margin of 18 p.p. explained above.

Adjusted EBITDA + FONINVEMEM collections increased 249% to Ps. 1822 million in 1Q2018 (excluding the effect of the Commercial Operations Approval of CVO Plant in Other Operating Results), compared to Ps. 522 million in 1Q2017. During 1Q2018, the company received Ps. 99 million (including VAT) from FONINVEMEM receivables, compared to Ps. 86 million (including VAT) in 1Q2017.

Net income increased to Ps. 7,502 million or Ps. 4.85 per share, in 1Q2018, compared to Ps. 525 million or Ps. 0.35 per share, in 1Q2017. In addition to the above-mentioned facts, net income was (i) positively impacted by higher results from the share of profit of associates which amounted to Ps. 148 million in 1Q2018, as compared to Ps. 14 million in 1Q2017, mainly due to higher results from Ecogas, and (ii) was negatively impacted by higher financial expenses that amounted to Ps.264 million in 1Q2018, compared to a Ps. 139 million in 1Q2017. The increasing Financial expenses in 1Q2018 were mainly driven by the interest charges related to financial obligations assumed by the Company through its subsidiary CP Renovables.

Financial Situation

As of March 31, 2018, the Company and its subsidiaries showed a strengthened balance sheet with Cash and Cash Equivalents of Ps. 1,203 million, and Current Financial Assets of Ps. 2,359 million, showing a 1,252% and 112% increase respectively, when compared to December 31, 2017 figures. Some of the events that contributed to increase liquidity were:

  Dividends received from DGCE and IGCE (both part of Ecogas) in the amount of US$ 6.5 million and US$ 7.1 million, respectively.
  Payment received from YPF in the amount of US$ 31.5 million related to the successful transfer of La Plata Plant to YPF EE in 1Q2018.
  First disbursement received from the IIC-IFC facility for an amount of US$ 80 million, as a reference Ps. 1,385 million at the exchange rate of the disbursement date, to finance construction of La Castellana wind farm and to cancel short-term loans for US$ 50 million related to the project.

Loans and borrowings for a total of Ps. 2,891 million were received mainly by Central Puerto’s subsidiaries CP Achiras and CP La Castellana, which hold the renewable projects. This amount is related to the construction of the Achiras I and La Castellana wind farms.

Million Ps.	1Q2018
Other financial assets	2,263
Cash and cash equivalents	1,013
Financial Debt	0
Subtotal Individual Net Cash Position	3,276
Other financial assets of subsidiaries	96
Cash and cash equivalents of subsidiaries	190
Financial Debt of subsidiaries	(2,891)
Subtotal Subsidiaries Net Cash Position	(2,605)
Consolidated Net Cash Position	671

Cash Flows of the 1Q 2018

Million Ps.	1Q2018

Cash and Cash equivalents at the beginning	89
Net cash flows provided by operating activities	1,034
Net cash flows used in investing activities	(592)
Net cash flows provided by financing activities	642
Exchange difference and other financial results	30
Cash and Cash equivalents at the end	1,203

Net cash provided by operating activities was Ps. 1,034 million during 1Q2018. This amount was mainly provided by the cash flow from the operating income from continuing operations which totaled Ps. 1,054 million. This cash flow arises from Ps. 9,609 million from the operating income from continuing operations obtained during the 1Q2018, minus the non-cash items included in it, which were mainly: (i) Ps. 7,959 million from the one-time CVO receivables update and interest; (ii) Ps. 373 from the discount of accounts receivables and payable, net; and (iii) Ps. 221 million from trade receivables foreign exchange difference.

Net cash used in investing activities was Ps. 592 million in 1Q2018. This amount was mainly explained by (i) payments that amounted to Ps.305 million for the purchase of property, plant and equipment, for the construction of Achiras and La Castellana wind farms and (ii) Ps. 1,146 million used in the purchase of short term financial assets, net. This was partially offset by, (iii) Ps. 272 million from proceeds from dividends from associates, mentioned above, and (iv) Ps. 587 million from the proceeds of the La Plata Plant Sale.

Net cash used in financing activities was Ps. 642 million in 1Q2018. The main financing activity during 1Q2018 was the above-mentioned loans received by CP Achiras and CP La Castellana, for the construction of the Achiras and La Castellana wind farms for a net amount of Ps. 689 million, after deducing the repayments of short term loans during 1Q2018.

E. Tables

a. Consolidated Income Statement

	1Q2018	4Q2017	1Q2017
	Thousand Ps.	Thousand Ps.	Thousand Ps.

Revenues	1,804,152	1,935,216	1,107,278
Cost of sales	(748,058)	(786,545)	(657,069)
Gross income	1,056,094	1,148,671	450,209

Administrative and selling expenses	(202,204)	(211,866)	(130,667)
Other operating income	814,911	336,099	69,934
Other operating expenses	(18,358)	(70,744)	(18,840)
CVO receivables update and interests	7,958,658	-	-
Operating income	9,609,101	1,202,160	370,636

Finance Income	154,968	96,427	355,135
Finance Expenses	(264,109)	(211,711)	(138,771)
Share of the profit of associates	148,060	492,086	13,937
Income before income tax form continuing operations	9,648,020	1,578,962	600,937
Income tax for the period	(2,676,842)	(227,322)	(192,309)
Net income for the period from continuing operations	6,971,178	1,351,640	408,628
DISCONTINUED OPERATIONS
Net income for the period from non-continuing operations	530,489	63,270	116,175

Net income for the period	7,501,667	1,414,910	524,803

b. Consolidated Statement of Financial Position

	1Q2018	1Q2017
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant and equipment	8,044,853	7,431,728
Intangible assets	180,055	187,833
Investment in associates	861,328	985,646
Trade and other receivables	10,421,958	2,602,213
Other non-financial assets	12,937	12,721
Inventories	48,203	48,203
	19,569,334	11,268,344
Current assets
Inventories	152,041	110,290
Other non-financial assets	518,774	470,895
Trade and other receivables	4,158,720	3,887,065
Other financial assets	2,359,295	1,110,728
Cash and cash equivalents	1,202,539	88,633
	8,391,369	5,667,611
Assets held-for-sale	-	143,014
	8,391,369	5,810,625
Total assets	27,960,703	17,078,969

Equity and liabilities
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	664,988	664,988
Merger premium	376,571	376,571
Legal and other reserves	519,189	463,359
Voluntary reserve	450,865	450,865
Retained earnings	11,026,897	3,503,046
Accumulated other comprehensive income	26,825	43,284
Equity attributable to shareholders of the parent	14,579,357	7,071,965
Non-controlling interests	277,447	289,035
Total Equity	14,856,804	7,361,000

Non-current liabilities
Other non-financial liabilities	1,229,120	468,695
Other loans and borrowings	2,843,943	1,478,729
Borrowings from CAMMESA	941,257	1,055,558
Compensation and employee benefits liabilities	119,187	113,097
Deferred income tax liabilities	1,503,044	703,744
	6,636,551	3,819,823
Current liabilities
Trade and other payables	699,170	1,017,306
Other non-financial liabilities	747,165	659,668
Borrowings from CAMMESA	1,833,724	1,753,038
Other loans and borrowings	46,666	505,604
Compensation and employee benefits liabilities	238,391	323,078
Income tax payable	2,474,154	1,096,817
Provisions	428,078	413,474
	6,467,348	5,768,985
Liabilities associated with the assets held for sale	-	129,161
	6,467,348	5,898,146
Total liabilities	13,103,899	9,717,969
Total equity and liabilities	27,960,703	17,078,969

c. Consolidated Statement of Cash Flow

	1Q2018	1Q2017
	Thousand Ps.	Thousand Ps.
Operating activities
Income for the year before income tax	9,648,020	600,937
Income for the year before income tax from discontinued operations	567,628	178,729
Income for the year before income tax	10,215,648	779,666
Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	65,869	57,135
Amortization of intangible assets	7,778	10,020
Discount of accounts receivable and payable, net	(373,367)	(49,311)
CVO receivables update and interests	(7,958,658)	-
Trade receivables foreign Exchange difference	(220,963)	-
Interest earned from customers	(94,530)	(19,897)
Financial income	(154,968)	(355,135)
Financial expenses	264,109	138,771
Share of the profit of associates	(148,060)	(13,937)
Stock-based payments	1,104	-
Movements in provisions and long-term employee benefit plan expenses	22,452	8,569
Income from the sale of La Plata plant	(572,371)	-

Working capital adjustments:
Increase in trade and other receivables	(18,705)	(178,789)
Increase in other non-financial assets and inventories	(89,846)	(76,150)
Increase (decrease) in trade and other payables, other non-financial liabilities and liabilities from employee benefits	229,504	(35,817)
	1,174,996	265,125

Interest received from customers	5,588	5,762
Income tax paid	(146,053)	(101,609)
Net cash flows provided by operating activities	1,034,531	169,278

Investing activities
Purchase of property, plant and equipment	(304,708)	(295,557)
Dividends received	272,378	-
Sale of financial assets, net	(1,146,440)	602,520
Cash flows generated from the sale of La Plata plant	586,845	-
Net cash flows provided by investing activities	(591,925)	306,963

Financing activities
Short term loans (settlements) proceeds, net	(267)	(297,785)
Long term loans received	1,650,455	-
Long term loans paid	(961,015)	-
Borrowings received from CAMMESA	-	212,885
Interest paid and other financial costs	(57,074)	(4,933)
Contributions from non-controlling interests	9,492	107,189
Net cash flows provided by financing activities	641,591	17,356

Increase in cash and cash equivalents	1,084,197	493,597
Exchange difference and other financial results	29,709	(1,062)
Cash and cash equivalents as of January 1	88,633	30,008
Cash and cash equivalents as of March 31	1,202,539	522,543

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s first quarter 2018 results on Tuesday May 15, 2018 at 12:00 p.m. New York Time / 1:00 p.m. Buenos Aires Time.

The hosts will be Mr. Jorge Rauber, Chief Executive Officer, and Mr. Fernando Bonnet, Chief Financial Officer. To access the conference call, please dial:

United States Participants (Toll Free): +1-888-317-6003
Argentina Participants (Toll Free): 0800-555-0645/0800-444-5129
International Participants: +1-412-317-6061
Passcode: 9916655

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at http://investors.centralpuerto.com/. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

You may find additional information on the Company at:

  http://investors.centralpuerto.com/
  www.cnv.gob.ar
  www.sec.gov

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

  “CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;
  “Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), and its controlling company Inversora de Gas Cuyana (“IGCU”) and Distribuidora de Gas del Centro (“DGCE”), and its controlling company Inversora de Gas del Centro (“IGCE”);
  “Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, and, since February 2017, regulated by Resolution SEE No. 19/17;
  “FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply);
  “MATER”, refers to Mercado a Término de Energía Renovable, is the regulatory framework that allows generators to sell electric energy from renewable sources directly to large users.
  “p.p.”, referes to percentage points;
  “TGM” refers to Transportadora de Gas del Mercosur S.A.;
  “YPF” refers to YPF S.A., Argentina’s state-owned oil and gas company;
  “YPF EE” refers to YPF Energía Eléctrica S.A., a subsidiary of YPF.

Disclaimer

Additional information about Central Puerto can be found in the Investor Support section on the website at www.CentralPuerto.com.

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, minus depreciation and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

  Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;
  Adjusted EBITDA does not reflect our finance expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other finance income;
  Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;
  although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;
  although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
  other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

CONVENIENCE TRANSLATIONS

The translations into US dollars in the table under “D.Financials Main financial magnitudes (dollar convenience translation)” (the “table D”) have been made for convenience purposes only, and, given the significant exchange rate fluctuation during 2017 and 2018, you should not place undue reliance on the amounts expressed in US dollars in the table D In addition, we note that the percentage variations in the table D differ from the percentage variations set forth in the table under “D. Financials-Main financial magnitudes of continuing operations.” The US dollar translations should not be construed as a representation that the peso amounts have been or may be converted into US dollars at the rate indicated in the table above or at any other rate.

CONTACT:
Central Puerto S.A.
Fernando Bonnet, (+54 11) 4317 5000
Chief Financial Officer
or
Tomás Daghlian, (+54 11) 4317 5000
Investor Relations Officer
inversores@centralpuerto.com
www.centralpuerto.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 14, 2018	By:	/s/ FERNANDO BONNET
	Name:	Fernando Bonnet
	Title:	Attorney-in-Fact